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			UNITED STATES
	     SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			SCHEDULE 13D


	  Under the Securities Exchange Act of 1934


		    AMERICA ONLINE, INC.


	  Common Stock (par value $0.01 per share)
	       (Title of Class of Securities)


			 00002364J1
		       (CUSIP Number)
	 Don A. Jensen, Vice President and Secretary
		     Sprint Corporation
		       P.O. Box 11315
		 Kansas City, Missouri 64112
		       (913) 624-3326
 (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)


			May 14, 1993
		(Date of Event which Requires
		  Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
Check the following box if a fee is being paid with the statement [X].
			SCHEDULE 13D

CUSIP NO. 00002364J1

 1)  Names of Reporting Persons         Sprint
					Communications
     S.S. or I.R.S. Identification      Company L.P.
     Nos. of Above Persons              43-1408007

 2)  Check the Appropriate Box if  (a)  [ ]
     a Member of a Group           (b)  [X]

 3)  SEC Use Only

 4)  Source of Funds                    OO

 5)  Check Box if Disclosure of         [ ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) and
     2(e)

 6)  Citizenship or Place of            Delaware
     Organization

Number of shares beneficially
owned by each person with:

      7) Sole Voting Power

      8) Shared Voting Power            450,000

      9) Sole Dispositive Power

     10) Shared Dispositive Power       450,000

11)  Aggregate Amount Beneficially
     Owned by Each Reporting            450,000
     Person

12)  Check Box if the Aggregate
     Amount in Row (11) Excluded        [ ]
     Certain  Shares

13)  Percent of Class Represented       6.0%
     in Row (11)

14)  Type of Reporting Person           PN


			SCHEDULE 13D

CUSIP NO. 00002364J1

 1)  Names of Reporting Persons         Sprint Corporation

     S.S. or I.R.S. Identification      48-0457967
     Nos. of Above Persons

 2)  Check the Appropriate Box if  (a)  [ ]
     a Member of a Group           (b)  [X]

 3)  SEC Use Only

 4)  Source of Funds                    OO

 5)  Check Box if Disclosure of         [ ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) and
     2(e)

 6)  Citizenship or Place of            Kansas
     Organization

Number of shares beneficially
owned by each person with:

      7) Sole Voting Power

      8) Shared Voting Power            450,000

      9) Sole Dispositive Power

     10) Shared Dispositive Power       450,000

11)  Aggregate Amount Beneficially
     Owned by Each Reporting            450,000
     Person

12)  Check Box if the Aggregate
     Amount in Row (11) Excluded        [ ]
     Certain  Shares

13)  Percent of Class Represented       6.0%
     in Row (11)

14)  Type of Reporting Person           HC CO


			SCHEDULE 13D

CUSIP NO. 00002364J1

 1)  Names of Reporting Persons         US Telecom, Inc.

     S.S. or I.R.S. Identification      48-0934012
     Nos. of Above Persons

 2)  Check the Appropriate Box if  (a)  [ ]
     a Member of a Group           (b)  [X]

 3)  SEC Use Only

 4)  Source of Funds                    OO

 5)  Check Box if Disclosure of         [ ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) and
     2(e)

 6)  Citizenship or Place of            Kansas
     Organization

Number of shares beneficially
owned by each person with:

      7) Sole Voting Power

      8) Shared Voting Power            450,000

      9) Sole Dispositive Power

     10) Shared Dispositive Power       450,000

11)  Aggregate Amount Beneficially
     Owned by Each Reporting            450,000
     Person

12)  Check Box if the Aggregate
     Amount in Row (11) Excluded        [ ]
     Certain  Shares

13)  Percent of Class Represented       6.0%
     in Row (11)

14)  Type of Reporting Person           HC CO



Item 1.   Security and Issuer

     The title of the class of equity securities to which this statement relates is common stock, par value $0.01 per share (the "Common Stock"), of America Online, Inc. (the
"Issuer"), a Delaware corporation whose principal office is located at 8619 Westwood Center Drive, Vienna, VA 22182.

Item 2.   Identity and Background.

     This statement is filed on behalf of (1) Sprint Communications Company, L.P. ("Sprint L.P."), a Delaware limited partnership principally engaged in the business of providing domestic long-distance telecommunications services, having its principal office located at 8140 Ward Parkway, Kansas City, Missouri 64114, (2) Sprint L.P.'s sole general partner, US Telecom, Inc., a Kansas corporation, owning a 59.98% general partnership interest in Sprint L.P., and having its principal office located at 2330 Shawnee Mission Parkway, Westwood, Kansas, and (3) Sprint Corporation, a publicly-held Kansas corporation and the owner of 100% of the common stock of US Telecom, Inc., having its principal office located at 2330 Shawnee Mission Parkway, Westwood, Kansas (collectively, the "Filers").

     The tables set forth in Exhibit A are incorporated herein by reference and list the name, occupation, and business or residence address of the directors and executive officers of US Telecom, Inc., and Sprint Corporation. To the knowledge of Sprint L.P., US Telecom, Inc., and Sprint Corporation, none of such directors or officers has, during the last five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All such directors and officers are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     Sprint L.P. acquired its beneficial ownership in the securities in the ordinary course of its business as partial consideration for the provision of certain data telecommunications services to the Issuer. Because of the unique terms of the securities, Sprint L.P. has not attempted to place a valuation on the securities. It is expected that funds necessary to exercise the Warrant (see
Item 5) would be from Sprint L.P.'s working capital.

Item 4.   Purpose of Transaction.

     Sprint L.P. acquired the securities in the ordinary course of business. None of the Filers has any plan or proposal to acquire additional securities of the Issuer or to effect any change in control of the Issuer.

Item 5.   Interest in Securities of the Issuer.

     Sprint L.P. acquired an warrant to purchase 450,000 shares of the Issuer's Common Stock pursuant to a Warrant for the Purchase of Shares of Common Stock, dated May 14, 1993 (the "Warrant"), issued by the Issuer to Sprint L.P.. The Warrant gives Sprint L.P. the right to purchase 450,000 shares of the Issuer's common stock at a price of $31.25 per share. The term of the Warrant expires on the earlier of
(1) March 31, 1996, and (2) the termination date of the Master Agreement for Data Communications, dated May 14, 1993 (the "Contract"), in the event the Contract terminates before the end of its term for a reason not the fault of the Issuer. The Warrant also terminates in the event that Sprint L.P. fails to comply with certain Grade of Service provisions in the Contract. The Warrant is not transferable except to parties controlled by or under common control with Sprint L.P. and, upon exercise of the Warrant, Sprint L.P.'s sale of the stock is subject to a right of first refusal in favor of the Issuer.

Item 6.  Contracts, Arrangements, Understandings, or
Relationships with respect to Securities of the Issuer.

N/A.

Item 7.   Material to be Filed as Exhibits.

Responses to Item 2(a), (b), (c), and (f) with respect to officers and directors of Sprint L.P., its partners, and persons controlling them are presented in Exhibit A. The
Warrant is attached hereto as Exhibit B.  A Joint Filing
Agreement among the Filers is attached hereto as Exhibit C.

			  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 1994
			      /s/ DON A. JENSEN
			      Don A. Jensen
			      Vice President, Sprint
			      Communications Company L.P.

Date: May 9, 1994
			      /s/ DON A. JENSEN
			      Don A. Jensen
			      Vice President and Secretary,
			      Sprint Corporation

Date: May 9, 1994
			      /s/ DON A. JENSEN
			      Don A. Jensen
			      Vice President and Secretary,
			      US Telecom, Inc.



		      INDEX TO EXHIBITS

A. Responses to Item 2(a) through (c) and (f) with respect to Sprint L.P. and its controlling persons.

B. Warrant for the Purchase of Shares of Common Stock, dated May 14, 1993 (the "Warrant"), between the Issuer and
Sprint L.P.

C.   Joint Filing Agreement among the Filers.